Exhibit 99.2

For analyst and media enquiries, please

call Sean O’Sullivan on +61 2 8274 5246

28 February 2012

3rd quarter net operating profit US$27.7m

Nine month net operating profit US$108.3m

(excluding asbestos, ASIC expenses and tax adjustments)

RCI successful in its appeal of the

1999 disputed amended tax assessment

James Hardie today announced a US$27.7 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 31 December 2011. This represents an increase of 32% compared to the corresponding quarter of the prior year.

For the nine months, net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% to US$108.3 million from US$82.2 million in the prior corresponding period.

CEO Commentary

“The company again delivered improved operating earnings. In the US, gains in category share and a more stable operating environment were a significant driver of the company’s stronger performance when compared to the prior corresponding periods,” said James Hardie’s CEO, Louis Gries.

“The Asia Pacific business again contributed strongly to the results. The Australian and New Zealand businesses, in particular, delivered solid results when set against the softening conditions in their market environments.”

“Our current year results also reflect manufacturing efficiency gains and improvements in cost management.”

In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 8. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 3rd quarter and nine months of the current fiscal year versus the 3rd quarter and nine months of the prior fiscal year.

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	1

“Although some industry data is suggesting an incremental improvement in the US market environment, demand remains subdued and at near historically low levels across both the new construction and repair and remodel markets.”

“In relation to the RCI amended tax assessment, the High Court of Australia recently dismissed the ATO’s application for special leave to appeal a Full Federal Court judgment that supported RCI’s position. The High Court’s decision resulted in a favourable conclusion to a corporate legacy issue that has been ongoing since 2006,” Mr. Gries added.

Operating Performance

For the quarter, total net sales increased 4% to US$283.0 million, gross profit was up 7% to US$90.6 million and EBIT excluding asbestos and ASIC expenses increased 21% to US$36.5 million compared to the prior corresponding quarter. EBIT including asbestos and ASIC expenses for the quarter moved from a loss of US$16.9 million in the third quarter of last year to a profit of US$1.8 million in the third quarter of the current year.

For the nine months, total net sales increased 6% to US$928.2 million, gross profit was up 6% to US$311.4 million and EBIT excluding asbestos and ASIC expenses increased 10% to US$151.0 million. EBIT including asbestos and ASIC expenses increased from US$53.9 million to US$162.9 million.

3rd Quarter and Nine Months Results at a Glance

US$ Millions	Q3 FY 2012	Q3 FY 2011	% Change	9 Months FY 2012	9 Months FY 2011	% Change

Net sales	$283.0	$272.6	4	$928.2	$878.6	6

Gross profit	90.6	84.8	7	311.4	295.0	6

EBIT excluding asbestos and ASIC expenses	36.5	30.2	21	151.0	137.2	10

AICF SG&A expenses	(0.9)	(0.7)	(29)	(2.3)	(1.7)	(35)

Asbestos adjustments	(33.5)	(46.4)	28	15.2	(91.1)	—

ASIC related (expenses) recoveries	(0.3)	—	—	(1.0)	9.5	—

EBIT	1.8	(16.9)	—	162.9	53.9	—

Net interest expense	(1.5)	(1.3)	(15)	(3.7)	(3.3)	(12)

Other income (expense)	1.5	2.7	(44)	(0.5)	(4.6)	89

Income tax expense	(6.6)	(10.9)	39	(35.1)	(391.2)	91

Net operating (loss) profit	(4.8)	(26.4)	82	123.6	(345.2)	—

(Loss) earnings per share - diluted (US cents)	(1.1)	(6.0)	82	28.2	(79.3)	—

Net operating loss including asbestos, ASIC expenses and tax adjustments was US$4.8 million, compared to a loss of US$26.4 million in the corresponding quarter of the prior year.

For the nine months, net operating profit including asbestos, ASIC expenses and tax adjustments, moved from a loss of US$345.2 million in the prior corresponding period to a profit of US$123.6 million.

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	2

The loss in the prior corresponding period included a non-cash charge of US$345.2 million for corporate income tax expense, penalties and interest following RCI Pty Ltd’s (RCI) September 2010 loss in the Federal Court of Australia appealing against an Australian Taxation Office (ATO) amended assessment relating to fiscal year 1999.

Following the Full Federal Court’s subsequent ruling to uphold the James Hardie subsidiary’s appeal of the amended assessment, the ATO filed application for special leave to appeal to the High Court of Australia. On 10 February 2012, the High Court dismissed the ATO’s application for special leave to appeal the decision of the Full Federal Court. Accordingly, the matter is now finalised in RCI’s favour.

With all avenues of appeal exhausted and the matter effectively concluded, on 27 February 2012 the ATO issued a notice of amended assessment and paid a refund to RCI of A$248.0 million (US$265.8 million). This amount comprises cash that RCI remitted to the ATO during the appeal proceedings of A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), representing 50% of the previous amended assessment, and general interest charges paid by RCI on the unpaid portion of the previous amended assessment of A$63.7 million (US$68.3 million). The company will recognise a benefit of A$367.6 million (US$393.8 million) within income tax expense during the fourth quarter ending 31 March 2012 which includes this refund and the reversal of the provision for the unpaid portion of the amended assessment, being A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012) offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible, totaling A$65.4 million (US$70.0 million).

The company is also entitled to interest income on amounts which are now taken to have been overpaid up to 27 February 2012, being the date these amounts were refunded to RCI. It is expected that this interest income will be paid by the ATO to RCI during the fourth quarter ending 31 March 2012. This interest income will be recognized as an additional benefit within income tax expense, partially offset by income taxes payable in respect of the interest income. Accordingly, the company will establish a receivable from the ATO during the fourth quarter ending 31 March 2012 until the amount is paid by the ATO. For reporting purposes, the receivable from the ATO is denominated in US dollars and is subject to movements in foreign currency until the amount is ultimately paid to RCI.

In addition, RCI was awarded costs in connection with all court proceedings. As a result, the company has commenced discussions with the ATO regarding the costs order to recover a portion of the costs incurred by the company related to its appeal of the amended assessment. At this time, the company is unable to make an estimate of any cost recoveries. Readers are referred to the company’s related announcement on 10 February 2012 and Note 10 of the company’s 31 December 2011 condensed consolidated financial statements for further information.

The third quarter and nine month period of the current financial year reflects unfavourable asbestos adjustments of US$33.5 million and favourable asbestos adjustments of US$15.2 million, respectively. For the quarter ended 31 December 2011 and 2010, the Australian dollar appreciated against the US dollar by 4% and 5%, respectively. For the nine months, the Australian dollar depreciated against the US dollar by 2%, compared to a 11% appreciation during the corresponding period of last year.

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	3

For the third quarter, net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% to US$27.7 million. For the nine months, net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% to US$108.3 million, as shown in the following table:

US$ Millions	Q3 FY 2012	Q3 FY 2011	% Change	9 Months FY 2012	9 Months FY 2011	% Change

Net operating (loss) profit	$(4.8)	$(26.4)	82	$123.6	$(345.2)	—

Excluding:

Asbestos:
Asbestos adjustments	33.5	46.4	(28)	(15.2)	91.1	—
AICF SG&A expenses	0.9	0.7	29	2.3	1.7	35
AICF interest income	(0.8)	(0.7)	(14)	(2.2)	(2.4)	8
Tax expense related to asbestos adjustments	(0.1)	—	—	(0.1)	0.6	—

ASIC related expenses (recoveries)	0.3	—	—	1.0	(9.5)	—

Tax adjustments	(1.3)	1.0	—	(1.1)	345.9	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$27.7	$21.0	32	$108.3	$82.2	32

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	6.3	4.8	31	24.7	18.8	31

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter increased 31% to US6.3 cents, compared to US4.8 cents in the corresponding quarter of the prior year. For the nine months, diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments increased 31% to US24.7 cents compared to US18.8 cents in the corresponding period of the prior year.

USA and Europe Fibre Cement

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 97,900 in the December 2011 quarter, 2% above the December 2010 quarter. For the nine months ended 31 December 2011, single family housing starts of 339,000 were 5% below the previous corresponding period.

Against this background, USA and Europe Fibre Cement EBIT increased 17% for the quarter, positively impacted by higher sales volume, improved manufacturing performance and lower fixed unit costs due to higher production volume, partially offset by higher input and employment costs, and a lower average net sales price due to an unfavourable shift in both product and geographic mix.

For the nine months, USA and Europe Fibre Cement EBIT increased 4%, positively impacted by improved manufacturing performance, higher sales volume and lower marketing and research and development expenses, partially offset by higher freight and employment costs. Freight costs were adversely impacted by higher fuel costs and carrier rates when compared to the prior corresponding period.

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	4

For the quarter, the NBSK pulp price was 5% lower at US$920 per ton, compared to the corresponding quarter last year. For the nine months, the NBSK pulp price was relatively flat at US$979 per ton, compared to the previous corresponding period. NBSK pulp prices reached a high of US$1,035 per ton in June 2011.

The quarter and nine months reflected more consistent operating results when compared with the prior corresponding periods, and industry data suggests modest gains in builder confidence, although it remains at low levels. The housing market continues to be challenged by a shadow inventory of foreclosed homes, tight lending practices and high unemployment rates, which constrain the broader US economy.

Asia Pacific Fibre Cement

According to Australian Bureau of Statistics data, residential housing approvals for the nine months to 31 December decreased 12% when compared with the prior corresponding period, reaching in October 2011 its lowest level since March 2009. Despite recent cuts to interest rates in Australia, building approvals remain weak and the housing market continues to be inhibited by weaker consumer confidence.

Against this background, and notwithstanding market share gains, the Australian business’ sales volume was down for the quarter and nine months compared to prior corresponding periods, reflecting the weaker market environment.

For both the quarter and nine months, the New Zealand business’ sales volume was lower than the equivalent periods of the prior year and the New Zealand housing market remains very subdued.

The Philippines business’ results softened for the quarter with sales volume lower than the prior corresponding quarter. For the nine months, sales volume increased compared to the prior corresponding period.

Cash Flow

Net operating cash flow increased from US$105.8 million in the corresponding period of the prior year to US$109.2 million for the nine months. Net operating cash flow was favourably impacted by a tax refund of US$12.3 million, the company’s lower contribution to AICF of US$51.5 million in the second quarter (compared to US$63.7 million in the prior corresponding period), and a payment of US$18.6 million in the prior corresponding period for exit taxes on the company’s re-domicile from The Netherlands to Ireland that did not recur in the current nine month period. These favourable movements in net operating cash flow were partially offset by a payment of withholding taxes of US$35.5 million arising from the company’s corporate structure simplification as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011.

For the nine months ended 31 December 2011, capital expenditure for the purchase of property, plant and equipment decreased to US$25.5 million, compared to US$37.3 million in the same period of the prior year.

Capital Management

On 17 May 2011, the company announced a share buyback program to acquire up to 5% of its issued capital during the subsequent twelve month period. The company acquired approximately 1.0 million and 3.4 million shares during the three and nine months ended 31 December 2011, respectively.

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	5

The acquired shares had an aggregate cost of A$5.4 million (US$5.3 million) and A$19.1 million (US$19.0 million) during the three and nine months ended 31 December 2011, respectively. The average price paid per share was A$5.49 (US$5.33) and A$5.59 (US$5.55) during the three and nine months ended 31 December 2011, respectively. The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. As of 31 December 2011, all acquired shares had been officially cancelled.

The total shares acquired by the company under its share buyback program to date represent 0.8% of the company’s issued capital.

Dividend

On 23 January 2012, the company paid an interim ordinary dividend to shareholders of US4.0 cents per security. The total amount of the dividend was US$17.4 million.

Outlook

Overall demand in the US residential housing construction market is still relatively subdued and there remains little evidence that a sustainable recovery is underway. The US housing market continues to be challenged by a shadow inventory of foreclosed homes, tight lending practices and high unemployment rates, which constrain the broader US economy.

In Australia, the housing market remains weak. Despite recent cuts to interest rates and the prospects of additional rate reductions in the future, an immediate pick up in housing construction activity is not anticipated. The New Zealand market, while improving, remains near historically low levels.

Additionally, while NBSK pulp prices have steadily declined since June 2011, they are likely to remain at elevated levels in the immediate term, and the business continues to contend with higher freight costs when compared to prior corresponding periods.

Guidance

Management confirms full year earnings excluding asbestos, ASIC expenses and tax adjustments for the year ending 31 March 2012 (which include the effect of RCI’s successful appeal of the amended assessment for the 1999 financial year) to be within the range of US$130 million and US$140 million, assuming, among other things, housing industry conditions in our major markets remain relatively stable and a US$/A$ exchange rate at or near current levels applies for the balance of the year ending 31 March 2012. The comparable earnings excluding asbestos, ASIC expenses and tax adjustments for fiscal year 2011 was US$116.7 million. Management cautions that conditions remain uncertain and notes that some input costs, particularly pulp and freight, remain high.

Further Information

Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the quarter ended 31 December 2011 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	6

Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements. Readers are referred to Notes 7, 9, 10 and 11 of the company’s 31 December 2011 Condensed Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings, Australian Taxation Office – Amended Assessment and income tax related issues, respectively.

END

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5246
Vice President Investor and Media Relations	Email: media@jameshardie.com.au

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation on 28 February 2012, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2011 with the SEC on 29 June 2011 and, subsequently, filed an amendment to the annual report on Form 20-F/A with the SEC on 14 July 2011.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	7

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	8

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011

EBIT	$1.8	$(16.9)	$162.9	$53.9

Asbestos:
Asbestos adjustments	33.5	46.4	(15.2)	91.1
AICF SG&A expenses	0.9	0.7	2.3	1.7

ASIC related expenses (recoveries)	0.3	—	1.0	(9.5)

EBIT excluding asbestos and ASIC expenses	36.5	30.2	151.0	137.2

Net sales	$283.0	$272.6	$928.2	$878.6

EBIT margin excluding asbestos and ASIC expenses	12.9%	11.1%	16.3%	15.6%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011

Net operating (loss) profit	$(4.8)	$(26.4)	$123.6	$(345.2)

Asbestos:
Asbestos adjustments	33.5	46.4	(15.2)	91.1
AICF SG&A expenses	0.9	0.7	2.3	1.7
AICF interest income	(0.8)	(0.7)	(2.2)	(2.4)
Tax expense related to asbestos adjustments	(0.1)	—	(0.1)	0.6

ASIC related expenses (recoveries)	0.3	—	1.0	(9.5)

Tax adjustments ¹	(1.3)	1.0	(1.1)	345.9

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$27.7	$21.0	$108.3	$82.2

¹	The nine month results of the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the Condensed Consolidated Financial Statements for further information.

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	9

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$27.7	$21.0	$108.3	$82.2
Weighted average common shares outstanding - Diluted (millions)	437.0	438.0	438.4	437.7

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	6.3	4.8	24.7	18.8

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011

Operating profit (loss) before income taxes	$1.8	$(15.5)	$158.7	$46.0

Asbestos:
Asbestos adjustments	33.5	46.4	(15.2)	91.1
AICF SG&A expenses	0.9	0.7	2.3	1.7
AICF interest income	(0.8)	(0.7)	(2.2)	(2.4)

Operating profit before income taxes excluding asbestos	$35.4	$30.9	$143.6	$136.4

Income tax expense	(6.6)	(10.9)	(35.1)	(391.2)

Asbestos:
Tax expense related to asbestos adjustments	(0.1)	—	(0.1)	0.6
Tax adjustments ¹	(1.3)	1.0	(1.1)	345.9

Income tax expense excluding tax adjustments	(8.0)	(9.9)	(36.3)	(44.7)

Effective tax rate excluding asbestos and tax adjustments	22.6%	32.0%	25.3%	32.8%

¹	The nine month results of the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the Condensed Consolidated Financial Statements for further information.

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	10

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011

EBIT	$1.8	$(16.9)	$162.9	$53.9
Depreciation and amortisation	17.0	15.9	47.8	46.9

Adjusted EBITDA	$18.8	$(1.0)	$210.7	$100.8

General corporate costs excluding ASIC expenses and domicile change related costs – General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011
General corporate costs	$9.2	$12.1	$27.1	$21.1

Excluding:
ASIC related (expenses) recoveries	(0.3)	—	(1.0)	9.5
Domicile change related costs	—	—	—	(1.8)

General corporate costs excluding ASIC expenses and domicile change related costs	$8.9	$12.1	$26.1	$28.8

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	11

Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011, as amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	12

proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Media Release: James Hardie – 3rd Quarter and Nine Months FY12	13